Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name(*)	Names Under Which Subsidiary Does Business(**)	State or Jurisdiction of Incorporation or Organization

AL Global Corporation	Youngevity® Essential Life Sciences and DrinkACT	California
CLR Roasters, LLC		Florida
Financial Destinations, Inc.		New Hampshire
FDI Management, Inc.		New Hampshire
MoneyTrax, LLC		Nevada
Youngevity NZ, Ltd.		New Zealand
Youngevity Australia Pty. Ltd.		Australia
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(*)	All subsidiaries are wholly-owned by the Registrant unless otherwise specified by footnote.
(**)	If different from the name of subsidiary.